

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

February 14, 2017

Via E-mail
Paul D. Sheely
Vice President and Chief Financial Officer
WSI Industries, Inc.
213 Chelsea Road
Monticello, MN 55362

> Re: **WSI Industries, Inc.**
> **Form 10-K for the Fiscal Year Ended August 28, 2016**
> **Filed November 4, 2016**
> **File No. 0-00619**

Dear Mr. Sheely:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Martin James

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery